FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of July 2004

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)

46A J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date: August 9, 2004
	By:	/s/ Stephen Juge
		Name:	Stephen Juge
		Title:	Executive Vice President and General Counsel

Gemplus reports second quarter 2004 results

Second quarter highlights:

■	Group revenue, up 22.1% year-on-year, sustained across all business segments and geographies.

■	Operating income further improved to 8.5 million euros (up 22.4 million euros year-on-year), before restructuring and goodwill[1].

■	Net income at 1.1 million euros (up 83.4 million euros year-on-year).

■	Cash remains strong at 383.1 million euros.

Luxembourg, July 28, 2004 — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card solutions, today reported results for the second quarter ended June 30, 2004.

			Quarter-on-			Year-on-
In millions of euros	Q2 2004	Q1 2004	quarter change		Q2 2003	year change
Main items of the Income Statement
Net sales	210.5	197.3	+6.7%		172.4	+22.1%
Adjusted for currency fluctuations, discontinued operations and acquisitions			+4.3%			+25.0%
Gross profit	68.0	61.2	+11.1%		47.8	+42.2%
Gross margin as a % of sales	32.3%	31.0%	+1.3	ppt	27.7%	+4.6	ppts
Operating income (loss) before restructuring and goodwill	8.5	4.8	+78.4%		–13.9	NM
Net income (loss)	1.1	0.3	+225.2%		–82.4	NM
Per share data (in euros)
Earnings (loss) per share (fully diluted)	0.00	0.00	NM		–0.14	NM
Main items of the Balance Sheet
Cash and cash equivalents	383.1	384.6	–0.4%		406.2	–5.7%

Note: The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).

Commenting on the performance for the second quarter 2004, Alex Mandl, President and Chief Executive Officer, said: “Reporting healthy growth and further margin improvement confirms Gemplus’ continuous progress for the fifth consecutive quarter. We are very satisfied with our growth rate which, we believe, is above that of the market. These results bring further evidence of Gemplus’ ability to capture market opportunities, and support the Company’s leadership position in the industry.”

[1]	Operating income/loss before goodwill amortization and impairment is referred to as operating income/loss before goodwill (see also Change in presentation of financial statements, page 5)

1/13

Second quarter 2004 financial review

•	Income statement

Highlights:

•	Revenue up 22.1% year-on-year (+25.0% currency adjusted2) and up 6.7% quarter-on-quarter (+4.3% currency adjusted).

•	Highest gross margin in three years: 32.3%, up 1.3 percentage point sequentially, led by strong product mix improvement in all regions.

•	Operating income up 78.4% quarter-on-quarter, to 8.5 million euros, before restructuring and goodwill.

In the second quarter, sales enjoyed favorable development across all business segments, growing 25.0% year-on-year, currency adjusted. On a geographical basis, the Americas revenue rose 42.2%, Asia was up 27.7% and EMEA up 16.6%.

Gross margin increased by 1.3 percentage point compared with the first quarter 2004, to 32.3%, mainly driven by strong product mix improvement in all regions which fully offset selling price declines. Moreover, this was helped by productivity improvements, and software and services performance.

Operating expenses, excluding restructuring and goodwill, rose 5.4% quarter-on-quarter to 59.5 million euros, mainly related to sales and marketing. Operating expenses represented 28.3% of sales during the quarter under review, compared to 28.6% for the previous quarter and 35.8% a year ago.

Operating income was up 3.7 million euros quarter-on-quarter and up 22.4 million euros year-on-year, before restructuring and goodwill.

Costs relating to the planned restructuring of operations in Germany, which was announced in May, are expected to be booked during the third quarter 2004.

Net income for the second quarter increased by 0.8 million euros quarter-on-quarter, mainly driven by revenue growth and improved gross margin.

•	Balance sheet and cash flow statement

Highlights:

•	Free cash flow of 5.7 million euros, before restructuring.

•	Strong cash position stable at 383.1 million euros.

The free cash flow before restructuring3 was driven by improved profitability partly offset by increased working capital requirements (up 7.8 million euros).

The Group’s cash position remains strong and stable compared to March 31, 2004, despite restructuring outflows of 6.2 million euros.

[2]	After adjusting for currency fluctuations, discontinued operations and acquisitions.
[3]	Free cash flow before restructuring is defined as net cash flow from operating activities, excluding restructuring expenses, less the purchase of property, plant and equipment and other investments related to the operating cycle (excluding acquisitions and financial investments).

2/13

Gemplus has reached an agreement with the French tax authority on its tax assessment in France. As previously disclosed, three French subsidiaries of the Group received a tax assessment in 2002 relating primarily to the fiscal years 1998 through 2000. Under the terms of this agreement, Gemplus will pay 34 million euros, most likely before the end of 2004, which is in line with the Company’s provision. Therefore, there is no material impact on the Income Statement for the second quarter 2004. Approximately 23 million euros of this amount are expected to be temporary, which the Group should recover before the end of 2007 through the use of tax-loss carry-backs. As a result, 34 million euros of long-term liability are reclassified as short-term liability.

Segment analysis

•	Telecom

Second quarter 2004 highlights:

•	Wireless revenue up 42.0% year-on-year (+45.5% currency adjusted).

•	Wireless shipments up 40.4% year-on-year, to 59.6 million units.

•	Substantial improvement in wireless product mix in all regions.

•	Wireless average selling price up 4.1% year-on-year, currency adjusted.

			Quarter-on-			Year-on-
In millions of euros	Q2 2004	Q1 2004	quarter change		Q2 2003	year change
Net sales	154.0	146.6		+5.1%	124.2		+24.0%
Adjusted for currency fluctuations, discontinued operations & acquisitions				+2.6%			+27.4%
Gross profit	55.1	49.7		+10.9%	38.6		+42.8%
Gross margin as a % of sales	35.8%	33.9%	+1.9	ppt	31.1%	+4.7	ppts

Revenue reflects the strong performance of wireless:

■	Wireless products & services revenue[4] was up 42.0% year-on-year (+45.5% currency adjusted), to 135.0 million euros.

■	Second quarter wireless shipments grew 40.4% year-on-year to 59.6 million units, reconfirming strong market demand. Shipments were stable quarter-on-quarter, due to a very strong first quarter.

■	Gemplus maintained its strong investment in R&D, bringing greater innovation to its products. This is reflected in the improved product mix seen in all regions. Overall, high-end cards shipments (including 64kb and above, as well as 3G) rose to 33.4% of the total in the second quarter compared to 21.5% in the first quarter.

■	Price pressure continues to be a factor in the market, as a result of a very challenging competitive environment. However, sales mix improvement more than compensated for selling price declines. Consequently, wireless average selling price (ASP) was up 4.8% sequentially and 4.1% year-on-year, both currency adjusted.

[4]	Wireless products & services revenue comprises wireless microprocessor cards and related applications (embedded software and Over The Air platforms) and services (system integration and operated services).

3/13

•	Financial Services

Second quarter 2004 highlights:

•	Revenue up 15.1% year-on-year (+16.7% currency adjusted), driven by EMV[5] migration.

•	EMV roll out gaining momentum beyond the UK.

			Quarter-on-			Year-on-
In millions of euros	Q2 2004	Q1 2004	quarter change		Q2 2003	year change
Net sales	44.7	40.4		+10.7%	38.8		+15.1%
Adjusted for currency fluctuations, discontinued operations & acquisitions				+8.6%			+16.7%
Gross profit	8.8	9.1		–3.8%	6.8		+29.3%
Gross margin as a % of sales	19.7%	22.7%	–3.0	ppts	17.5%	+2.2	ppts

Revenue growth was primarily driven by EMV and, to a lesser extent, by Pay-TV cards. Payment microprocessor card revenue rose 37% year-on-year and 15% quarter-on-quarter.

EMV shipments continued to improve with strong growth in Scandinavia, France and Mexico.

Microprocessor card revenue growth was partly offset by lower sales in magnetic stripe cards, due to cannibalization by EMV cards.

Revenue from Pay-TV and contactless cards in the transportation sector was strong, helped by improved execution.

•	Identity and Security

Second quarter 2004 highlights:

•	Revenue up 26.5% year-on-year (+26.9% currency adjusted).

•	Successful implementation of strategy focused on subsystems.

			Quarter-on-			Year-on-
In millions of euros	Q2 2004	Q1 2004	quarter change		Q2 2003	year change
Net sales	11.8	10.3		+14.3%	9.4		+26.5%
Adjusted for currency fluctuations, discontinued operations & acquisitions				+12.1%			+26.9%
Gross profit	4.1	2.4		+71.9%	2.4		+68.7%
Gross margin as a % of sales	34.9%	23.2%	+11.7	ppts	26.2%	+8.7	ppts

Identity and Security revenue was driven by the conjunction of several projects in both the Government ID and Corporate Security markets. The material improvement in gross margin, driven by a significant shift in the sales mix, endorses Gemplus’ strategy focused on selling subsystems based on software components, value-added services and high-end cards.

[5]	EMV is a jointly defined set of specifications adopted by Europay, MasterCard and Visa at the end of 1997 for migration of bank cards to smart card technology.

4/13

Year-on-year revenue growth was also driven by the roll-out of Government ID solutions in the United Arab Emirates, which offsets the completion of the successful delivery of ID solutions to the Royal Oman Police.

Outlook

For the remainder of the year, the Company’s financial performance should continue to benefit from favorable market trends, notwithstanding continuous selling price pressure.

Considering first half results and given the current outlook for exchange rates, the Company revises upward its operating income guidance in the range of 30 million euros for 2004, before restructuring and goodwill.

Change in presentation of financial statements

Gemplus financial statements are prepared in accordance with International Financial Reporting Standards since the Company’s initial public offering in 2000. As required by the US Securities and Exchange Commission, Gemplus also provides a reconciliation of net income and shareholders’ equity between IFRS and US GAAP, due to its Nasdaq listing.

From now on, Gemplus has decided to report goodwill amortization and impairment under operating expenses. This is in line with the Company’s effort to choose, when feasible, IFRS options allowing for a reporting as close as possible to US GAAP. Thus, what was previously reported as operating income/loss is now shown as operating income/loss before goodwill amortization and impairment.

Business Highlights

•	Telecom

The trend among leading European operators to increasingly rely on the SIM for operator and end-user centric services (such as phonebook and service provisioning) remains strong.

In Europe, Gemplus has delivered high-end 128Kb USIM cards for deployment with ‘3’, the UK’s first video mobile network. Coupled with Gemplus’ OTA platform, GemConnect OTA, this shows both companies’ commitment to set the agenda for video mobile services. Gemplus’ GemConnect OTA has been successfully implemented to ensure ‘3’ customers can access ‘3’ services whenever they are in video mobile coverage.

In the United States, Gemplus continues to deliver its products and services to the national operators that purchase SIM cards. It also provides SIM-based solutions and content messaging services to US operators, with demonstrable increases in ARPU. Gemplus operated these on behalf of their clients and also provided the content to make the Information on Demand services a success.

In Asia, Gemplus 128Kb SIM cards allowed Globe Telecom in the Philippines to offer prepaid customers the higher value services of phonebook space for 750 numbers and 100 SMS, international roaming capability and access to ‘myGlobe’ and ‘myOrganizer’ services and content.

5/13

•	Financial Services

The EMV roll-out gained momentum beyond the UK, with Gemplus starting to ship volume quantities of cards in Scandinavia and in France. Gemplus also recently signed contracts for card deliveries in Portugal, Russia, the Czech Republic, Chile and Lithuania. In these countries and elsewhere, Gemplus leverages its global footprint to establish new business relationships and partnerships, using its experience throughout the world to design the best migration strategy for its customers.

Frost & Sullivan recently awarded Gemplus its 2004 Competitive Strategy Leadership Award, in recognition of Gemplus’ substantial market share gains in the financial and loyalty smart card market over the last four years. Frost & Sullivan commented: “With its strong focus on technology, EMV migration and global orientation, Gemplus has substantially increased its presence in the smart card market for banking and loyalty, and is set to make further inroads in the market.”

•	Identity and Security

Gemplus’ Identity and Security solutions continues to add value at significant enterprise deployments such as Pfizer and Boeing. Gemplus’ technologies are supporting the emerging market of secure Identification Badge credentials in a logical and physical access environment.

End.

Earnings calendar

Third quarter 2004 results are scheduled to be reported on October 27, 2004, before the opening of Euronext Paris.

Conference Call:

The company has scheduled a conference call for Wednesday, 28 July 2004 at 2:00 pm CET. Callers may participate in the live conference call by dialing:

+44 (0) 207 784 1017 or +33 (0) 1 70 70 81 98, access code 990648.

The live conference call will also be available on the IR section of www.gemplus.com.

Replays of the conference call will be available from 6:00pm CET to 1 August 2004 midnight by dialing:

+44 (0) 207 984 7578 or +33 (0) 1 70 70 82 10, access Code: 990648.

About Gemplus

Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source: Gartner-Dataquest (2003), Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

6/13

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

Gemplus’ revenue in 2003 was 749 million euros.

www.gemplus.com

For more information:

Press
Gemplus
Martin Crocker
Tel: +33 (0) 4 42 36 30 46
Mob: +33 (0) 6 85 07 66 41
Email: martin.crocker@gemplus.com

Edelman
Stephen Benzikie
Tel: +44 (0) 207 344 1325
Mob: +44 (0) 774 003 8929
Email: stephen.benzikie@edelman.com
Investor Relations Gemplus Celine Berthier Tel: +41 (0) 22 544 5065 Email: celine.berthier@gemplus.com Fineo Tel: +33 (0) 1 56 33 32 31 Email: investors@gemplus.com

©2004 Gemplus. All rights reserved. Gemplus, the Gemplus logo, are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

7/13

Gemplus International SA

Gemplus International SA

Press Release — Financial statements

For the quarterly period ended June 30, 2004

8/13

Gemplus International SA

Condensed Consolidated Statements of Income

	(In thousands of euros, except share and per share data)
	Three months ended		Six months ended
	June 2004	June 2003	June 2004	June 2003
	(unaudited)		(unaudited)

Net sales	210,538	172,386	407,827	326,620
Cost of sales	(142,512)	(124,549)	(278,553)	(241,129)

Gross Profit	68,026	47,837	129,274	85,491

Research and development expenses	(16,341)	(18,182)	(32,446)	(37,129)
Selling and marketing expenses	(26,152)	(24,965)	(50,382)	(50,462)
General and administrative expenses	(17,020)	(18,608)	(33,161)	(39,147)

Operating income (loss) before goodwill amortization and impairment, excluding restructuring expenses	8,513	(13,918)	13,285	(41,247)

Restructuring expenses	(161)	(42,261)	27	(45,459)

Operating income (loss) before goodwill amortization and impairment	8,352	(56,179)	13,312	(86,706)

Goodwill amortization and impairment	(1,919)	(24,037)	(3,822)	(29,166)
Operating income (loss)	6,433	(80,216)	9,490	(115,872)

Financial income (expense), net	1,474	2,849	2,807	5,335
Other expense, net	(4,583)	(3,333)	(7,168)	(6,986)

Income (loss) before taxes	3,324	(80,700)	5,129	(117,523)

Income taxes (provision) benefit	(2,251)	(1,667)	(3,726)	(2,767)

Net income (loss)	1,073	(82,367)	1,403	(120,290)

Net income (loss) per share
Basic	0.00	(0.14)	0.00	(0.20)
Diluted	0.00	(0.14)	0.00	(0.20)

Shares used in net income (loss) per share calculation
Basic	606,862,474	605,614,830	606,435,835	605,657,926
Diluted	619,719,484	605,614,830	621,135,793	605,657,926

9/13

Gemplus International SA

Condensed Consolidated Balance Sheets

	(in thousands of euros)
	June, 30	December, 31
	2004	2003
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	383,137	390,684
Trade accounts receivable, net	153,444	154,727
Inventory, net	126,881	98,673
Other current assets	75,581	82,675
Total current assets	739,043	726,759

Non-current assets:
Property, plant and equipment, net	163,381	175,706
Goodwill, net	33,954	37,727
Other non-current assets	125,929	113,047
Total non-current assets	323,264	326,480

Total assets	1,062,307	1,053,239

Liabilities
Current liabilities:
Accounts payable	102,347	95,582
Accrued liabilities and other	165,248	135,505
Current obligations under capital leases	5,939	5,928
Total current liabilities	273,534	237,015

Non-current liabilities:
Long-term obligations under capital leases	36,981	38,893
Other non-current liabilities	44,119	70,246
Total non-current liabilities	81,100	109,139

Minority interest	12,384	12,073

Shareholders’ equity:
Ordinary shares	128,574	127,889
Paid in capital	1,030,951	1,028,849
Retained earnings	(462,830)	(464,221)
Other comprehensive income	579	4,570
Less, cost of treasury shares	(1,985)	(2,075)
Total shareholders’ equity	695,289	695,012

Total liabilities and shareholders’ equity	1,062,307	1,053,239

10/13

Gemplus International SA

Condensed Consolidated Statements of Cash Flows

	(in thousands of euros)
	Six months ended June, 30
	2004	2003
	(unaudited)	(unaudited)

Cash flows from operating activities:
Net income (loss)	1,403	(120,290)
Depreciation and amortization	28,914	59,955
Loss on sale and disposals of assets	787	454
Other adjustments to reconcile net income to net cash from operating activities	4,477	6,086

Change in trade accounts receivable and related accounts	4,485	9,821
Change in trade accounts payable and related accounts	16,125	17,234
Change in inventories	(24,609)	(13,476)
Other changes in operating activities	15,050	9,873
Reduction of workforce and other exit costs, provision	(430)	42,961
Reduction of workforce and other exit costs, cash outflow	(18,980)	(28,523)
Restricted cash on litigation	(21,952)	—

Net cash (used in) from operating activities	5,270	(15,905)

Cash flows from investing activities:
Sale/(Purchase) of activities net of cash disposed/(acquired)	—	114
Purchase of property, plant and equipment	(9,677)	(5,258)
Other changes in investing activities	(2,159)	(2,193)

Net cash used in investing activities	(11,836)	(7,337)

Cash flows from financing activities:
Proceeds from sales-leaseback operations	956	—
Other changes in financing activities	(1,951)	(1,319)

Net cash used in financing activities	(995)	(1,319)

Effect of exchange rate changes on cash	15	13,565
Net decrease in cash and cash equivalents	(7,562)	(24,561)
Cash and cash equivalents, beginning of period	390,684	417,226

Cash and cash equivalents, end of period	383,137	406,230

11/13

Gemplus International SA

1)	Accounting principles:

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).

2)	Business segment reporting

Second Quarter 2004 Compared with second Quarter 2003

Net sales

	Three months ended
	June 30,
	2004	2003	% change
	(Millions of euros)

Telecommunications	154.0	124.2	24%
Financial Services	44.7	38.8	15%
Identity and Security	11.8	9.4	26%

Total	210.5	172.4	22%

Gross profit

	Three months ended
	June 30,
	2004	2003	% change
	(Millions of euros)

Telecommunications	55.1	38.6	43%
Financial Services	8.8	6.8	29%
Identity and Security	4.1	2.4	71%

Total	68.0	47.8	42%

Six Months 2004 compared with Six Months 2003

Net sales

	Six months ended
	June 30,
	2004	2003	% change
	(Millions of euros)

Telecommunications	300.6	233.9	29%
Financial Services	85.1	75.1	13%
Identity and Security	22.1	17.6	26%

Total	407.8	326.6	25%

12/13

Gemplus International SA

Gross profit

	Six months ended
	June 30,
	2004	2003	% change
	(Millions of euros)

Telecommunications	104.8	69.5	51%
Financial Services	18.0	12.1	49%
Identity and Security	6.5	3.9	67%

Total	129.3	85.5	51%

3)	Geographic reporting

Second Quarter 2004 Compared with second Quarter 2003

Net sales

	Three months ended
	June 30,
	2004	2003	% change
	(Millions of euros)

Europe, Middle East and Africa	109.6	93.1	18%
Asia	50.1	40.9	22%
Americas	50.8	38.4	32%

Total	210.5	172.4	22%

Six Months 2004 Compared with Six Months 2003

Net sales

	Six months ended
	June 30,
	2004	2003	% change
	(Millions of euros)

Europe, Middle East and Africa	206.0	179.3	15%
Asia	103.2	79.5	30%
Americas	98.6	67.8	45%

Total	407.8	326.6	25%

13/13